Filed Pursuant to Rule 433(d) Registration No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)
Foreign Exchange Basket Notes
Due August 31, 2009
Final Term Sheet

Principal Amount;	$2,926,000
Trade Date:	8/28/07
Settlement Date:	8/31/07
Maturity Date:	8/31/09
Underwriters Discount:	1.25%
Net Proceeds:	98.75%
Issue Price:	100.00%
Coupon:	0.00%
Indexed Note:	The index will based on an equal weighting of a long position in the following currencies (each an Index Currency) versus the US Dollar:
Chinese Renminbi (CNY)
Indian Rupee (INR)
Redemption Price:	100% + Supplemental Payment, if any
Minimum Redemption Price:	100.00%
Supplemental Payment:	Supplemental Payment:
1)	If Final Index Value <= 100% : 0.00%
2)	If Final Index Value > 100%:
Participation Factor * (Final Index Value — Initial Index Value)
Participation Factor:	117%
Initial Index Value:	100.00%
Initial Rates:	The Initial Rates, expressed as the amount of currency units per US Dollar, as determined by the Calculation Agent are as follows:
(i)	CNY: 7.5560
(ii)	INR: 41.15
Final Index Value:	A percentage equal to the sum of the following
(i)	the Initial Rate for CNY divided by the Final Rate for CNY,

(ii) the Initial Rate for INR divided by the Final Rate for INR, divided by 2.
Final Rate:

The spot exchange rate between the applicable Index Currency and the U.S. dollar expressed as the amount of the applicable Index Currency units per U.S. dollar appearing on the relevant exchange rate source for each Index Currency on the Determination Date.

The exchange rate for each Index Currency will be determined on the Determination Date in good faith and in a commercially reasonable manner at the sole discretion of the calculation agent.
Determination Date:	5 Currency Business Days prior to Maturity
Business Days:	Any day that is not (a) a Saturday or Sunday, or (b) a day on which commercial banks generally are authorized or obligated by law to close in the City of New York
Currency Business Days:

For each Index Currency, any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation, or executive order, to close (including for dealings in foreign exchange markets) in the city listed below opposite that Index Currency:

CNY: Beijing
INR: Mumbai
Calculation Agent:	Bank of America, N.A.
Denominations:	Minimum denominations of $10,000 and $1,000 in excess thereof.
Underwriter:	Banc of America Securities LLC
CUSIP:	00254ECW0

The issuer has filed a registration statement (inlcuding a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.